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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. 5)


CONTINENTAL INVESTMENT CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.50 PER SHARE
(Title of Class
of Securities)

211-515-10-1
(CUSIP Number)



Stewart Rahr
152-35 10th Avenue
Whitestone, NY  11357
Telephone Number (718) 767-4767
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 11, 1998
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

Check the following box if a fee is being paid with the statement _____ .




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1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

               Stewart Rahr,  S.S. No. ###-##-####

2. Check the Appropriate Box if a Member of a Group

                  (a)____  (b)____

3.   SEC Use Only

4.   Source of Funds

               PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 3(c) ____.

6.   Citizenship or Place of Organization

               United States

7.   Sole Voting Power

               1,965,553

8.   Shared Voting Power



9.   Sole Dispositive Power

               1,965,553

10.  Shared Dispositive Power



11.  Aggregate Amount Beneficially Owned by Each Reporting Person

               1,965,553





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12.  Check if Aggregate Amount in Row (11) Excludes Certain Shares  ___

13.  Percent of Class Represented by Amount in Row (11)

               15.61%

14.  Type of Reporting Person

               IN




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Item 4.  Purpose of the Transaction

         The Company's Common Stock was purchased by Stewart Rahr for investment purposes. Subsequently, following the substantial and precipitous decline in the market value of the Company's Common Stock, Mr. Rahr entered into discussions with members of management of the Company to determine the reasons for such decline in market value and the nature of the financial and other difficulties being experienced by the Company. Following such discussions, on September 2, 1998, Mr. Rahr retained Western Pacific Consulting Incorporated to provide the services of its Executive Vice President, Gerald Guterman, to inquire further into the difficulties at the Company. Mr. Rahr was informed by Mr. Guterman that Mr. Guterman is an officer of a corporation that is a holder of Company Common Stock.

         On September 11, 1998, Mr. Guterman proposed to Richard D. Sterritt, Sr. and R. Dale Sterritt, Jr. an agreement pursuant to which Richard D. Sterritt, Sr. would return, or cause to be returned, to the Company certain shares of Company Common Stock previously issued to him and to certain entities;
R. Dale Sterritt, Jr. would cause certain real property to be transferred to the Company; Richard D. Sterritt, Sr. would cause certain notes and loans receivable to be cancelled or transferred; R. Dale Sterritt, Jr. would resign as an officer and director of the Company; the Company would exchange all shares of Wastemasters, Inc. which it owns for shares of Company Common Stock owned by Wastemasters, Inc., and cancel an option to exchange shares of Company stock for shares of Wastemasters, Inc.; and Richard D. Sterritt, Sr. and R. Dale Sterritt, Jr. would exchange general releases with the Company and others, including Mr. Guterman and Stewart Rahr.

         Stewart Rahr intends continually to review the Company's business affairs, management, financial position, and future prospects as well as conditions in the securities markets and general economic and other conditions. Based on such evaluation and review, Stewart Rahr will continue to consider and explore various alternative courses of action with respect to his interests in the Company as he may deem appropriate in light of the circumstances existing from time to time. Such alternatives include, among other things, the purchase of additional shares of Company Common Stock or the sale of all or a portion of the shares of Company Common Stock owned by him, in the open market or in privately negotiated transactions, to one or more purchasers.




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Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 18, 1998

                                                /s/ Stewart Rahr
                                                ----------------
                                                    Stewart Rahr